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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                         Resource Asset Investment Trust
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    761196104
                                 (CUSIP Number)

                                   May 6, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------------                           ---------------------------
CUSIP No.  761196104                13G              Page  2    of  9    Pages
           ---------------                                ----    ------
--------------------------                           ---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Kramer Spellman, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[ ]
                                                                       (b)[ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             232,100
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            232,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           232,100
---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.96%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                       2
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------------------------                            ----------------------------
CUSIP No. 761196104                13G              Page  3    of  9     Pages
          --------------                                 ----    ------
------------------------                            ----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Orin S. Kramer
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[ ]
                                                                       (b)[ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             232,100
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            232,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           232,100
---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.96%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



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Item 1(a):                         Name of Issuer:
----------                         ---------------

                                   Resource Asset Investment Trust (the
                                   "Company").

Item 1(b):                         Address of Issuer's Principal Executive
----------                         ---------------------------------------
                                   Offices:
                                   --------


                                   1845 Walnut Street, 10th Floor
                                   Philadelphia, Pennsylvania  19103

Items 2(a)                         Name of Person Filing; Address of Principal
----------                         -------------------------------------------
and 2(b):                          Business Office:
---------                          ----------------

                                   This Statement is being filed by (1) Kramer Spellman, L.P., a Delaware limited partnership ("KS"); and (2) Orin S. Kramer, in his capacity as general partner of KS. KS serves as a general partner to investment partnerships and as a discretionary investment manager to managed accounts. The principal office of KS is located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer.

                                   The shares of Common Stock, par value $.01, of the Company ("Common Stock") which are the subject of this Statement are held directly by investment partnerships for which KS serves as the general partner and by managed accounts for which KS serves as discretionary investment manager (collectively, the "Partnerships and Managed Accounts").

Item 2(c):                         Citizenship:
----------                         ------------

                                   Mr. Kramer is a United States citizen.

Item 2(d):                         Title of Class of Securities:
----------                         ----------------------------

                                   Common stock, par value $.01 per share.

Item 2(e):                         CUSIP Number:
----------                         -------------

                                   761196104

Item 3                             If this  statement  is filed  pursuant  to
-------                            ------------------------------------------
                                   ss.ss.240.13d-1(b)  or  240.13d-2(b)  or (c),
                                   ---------------------------------------------
                                   check whether the person filing is a:
                                   -------------------------------------------

                                   Not Applicable.




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Items 4(a)-(c):                    Ownership:
---------------                    ----------

                                   As of the date of this Statement:

                                   (1) KS had beneficial ownership of 232,100 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 6.96% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

                                   (2) Mr. Kramer had beneficial ownership of 232,100 shares of Common Stock by virtue of his position as general partner of KS. Such shares represent 6.96% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over such shares with KS.

                                   The percentages used herein are calculated based upon the 3,333,434 shares of Common Stock stated to be issued and outstanding as of March 31, 1998, as reflected in the Company's Annual Report on Form 10-K for the fiscal period ended December 31, 1997.

Item 5:                            Ownership of Five Percent or Less of a Class:
-------                            ---------------------------------------------

                                   Not Applicable.

Item 6:                            Ownership of More than Five Percent on Behalf
-------                            ---------------------------------------------
                                   of Another Person:
                                   ------------------

                                   No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds upon the sale of, shares of Common Stock, except that the respective shareholders, partners or owners, as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.




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Item 7:                            Identification and Classification of the
-------                            ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   ------------------------------------------

                                   Not Applicable.

Item 8:                            Identification and Classification of
-------                            ------------------------------------
                                   Members of the Group:
                                   ---------------------

                                   Not Applicable.

Item 9:                            Notice of Dissolution of Group:
-------                            -------------------------------

                                   Not Applicable.

Item 10:                           Certification:
--------                           --------------

                                   By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    May 15, 1998


                                            KRAMER SPELLMAN, L.P.

                                            By:     /s/ Orin S. Kramer
                                                 ---------------------------
                                                   Name:  Orin S. Kramer
                                                   Title: General Partner


                                             /s/ Orin S. Kramer
                                             ------------------
                                                 Orin S. Kramer





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                                  EXHIBIT INDEX
                                  -------------


Exhibit A:            Joint Filing Agreement, dated May 15, 1998, among the
                      signatories to this Schedule 13G.





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